 EXHIBIT 99.3

Mogo Establishes ATM Equity Program

Vancouver, British Columbia, December 31, 2020 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital payments and financial technology company empowering the next generation of consumers with innovative financial products including buying and selling of Bitcoin through its mobile app, today announced that it has entered into an at-the-market offering agreement (the “ATM Offering Agreement”) with H.C. Wainwright & Co., LLC (the “Lead Agent”), as lead agent, Raymond James Ltd. and Eight Capital (together with the Lead Agent, the “Agents”), thereby establishing an at-the-market equity program (the “ATM Program”). Pursuant to the ATM Program and the related prospectus supplement, the Company may, at its discretion and from time-to-time during the 12-month remaining term of the base shelf prospectus, sell, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$50 million.  The Common Shares sold under the ATM Program would be issued from treasury to the public at the prevailing market price at the time of sale, when sold through the Nasdaq Capital Market (“Nasdaq”). The net proceeds of any sales of Common Shares under the ATM Program would be used for operational expenditures, to maintain the Company’s working capital balances and for general corporate purposes.

Under the ATM Offering Agreement, sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the Nasdaq or on any other existing trading market for the Common Shares in the United States. No Common Shares will be offered or sold in Canada or through the facilities of the Toronto Stock Exchange under the ATM Program. Mogo is not obligated to make any sales of Common Shares under the ATM Offering Agreement. The offering of Common Shares pursuant to the ATM Offering Agreement and the related prospectus supplement will terminate upon the earlier of (a) the sale of all of the Common Shares subject to the ATM Offering Agreement and the related prospectus supplement, (b) the termination of the ATM Offering Agreement by the Agents, or the Company, as permitted therein, or (c) January 5, 2022, being the date the Company’s base shelf prospectus expires. Mogo will pay the Agents a commission rate of up to 3.0% of the aggregate gross proceeds from each sale of Common Shares and has agreed to provide the Agents with customary indemnification and contribution rights. Mogo will also reimburse the Agents for certain specified expenses in connection with entering into the ATM Offering Agreement.

The ATM Program is being made pursuant to a prospectus supplement to the Company’s base shelf prospectus dated December 5, 2019, included in the Company’s existing U.S. registration statement on Form F-10. The prospectus supplement relating to the ATM Program has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission. Electronic Copies of the relevant documents are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Alternatively, the Lead Agent will send the documents upon request by contacting the Lead Agent: H.C. Wainwright & Co., LLC, 430 Park Avenue 3rd Floor, New York, NY 10022, telephone: (646) 975-6996, email: placements@hcwco.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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Forward-Looking Statements

This news release contains "forward-looking statements", within the meaning of applicable securities legislation, concerning the offer and sale of Common Shares under the ATM Program, including the timing and amounts thereof, and the use of any proceeds from the ATM Program. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. Users can sign up for a free account in only three minutes, begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals and have a positive impact on the planet including a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, free monthly credit score monitoring, ID fraud protection and personal loans. Members can also easily buy and sell bitcoin 24/7 through the Mogo app, as well as participate in Mogo’s new bitcoin rewards program. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products, all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision to gamify financial health and become the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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